Filed Pursuant to Rule 433
Registration No. 333-146100-02
July 25, 2008
NEVADA POWER COMPANY
$500,000,000
6.50% General and Refunding Mortgage Notes,
Series S, due 2018

Issuer:	Nevada Power Company
Issue:	6.50% General and Refunding Mortgage Notes, Series S, due 2018
Ratings:*	Baa3/BBB/BBB-/BBB(low)(Moody’s/S&P/Fitch/Dominion)
Offering Size:	$500,000,000
Coupon:	6.50%
Trade Date:	July 25, 2008
Settlement Date:	July 30, 2008 (T+3)
Stated Maturity:	August 1, 2018
Initial Public Offering Price:	99.673%
Yield to Maturity:	6.545%
Benchmark Treasury:	3.875% due May 15, 2018
Benchmark Treasury Yield:	4.095%
Spread to Benchmark Treasury:	+245 bps
Optional Redemption:	Make-whole call, 40 bps spread over U.S. Treasuries
Interest Payment Dates:	February 1 and August 1 of each year, commencing on February 1, 2009
Use of Proceeds:	The issuer estimates that the net proceeds from the offering, after deducting the underwriters’ discount and the issuer’s estimated expenses, will be approximately $494.8 million. The issuer intends to use approximately $270 million of these net proceeds to repay amounts outstanding under its revolving credit facility. The issuer intends to use the remaining approximately $224.8 million of net proceeds for general corporate purposes.
CUSIP Number:	641423 BW7
Bookrunners:	Banc of America Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
          * A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings.
          The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which the communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322, Barclays Capital Inc. at 1-888-227-2275, ext.2663 or Citigroup Global Markets Inc. at 1-877-858-5407.